Lee W. Cassidy
                  Attorney at Law
                 215 Apolena Avenue
           Newport Beach, California 92662
                     ----------
             Email:  lwcassidy@aol.com



Telephone: 949/673-4510              Fax:  949/673-4525

                  March 13, 2018


United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:  	Request for Withdrawal
	       	Aspen Forest Acquisition Corporation Form 10-12g
	       	File No. 000-55887
		Film Number 18674619
		Filed March 8, 2018

Mesdames/Gentlemen:

    By this letter, we request the withdrawl of the Form 10-12g registration statement for Aspen Forest Acquisition Corporation filed March 8, 2018, film number 18674619, file No. 000-55887.

    The document filed (Amendment #2 to the Aspen Forest Registration Statement filed originally January 19, 2018) was filed utilizing the incorrect covering template causing the misfiling.

    We ask that that filing be withdrawn and we will refile the document utilizing the correct covering template.

	                         Sincerely,



	                         /s/ Lee Cassidy
				  Cell phone:  202-415-3563